

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2021

Eric Richman
Chief Executive Officer
Gain Therapeutics, Inc.
4800 Hampden Lane, Suite 200
Bethesda, MD 20814

> **Re: Gain Therapeutics, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 15, 2021**
> **File No. 333-253303**

Dear Mr. Richman:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 12, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-1

Exclusive Forum, page 117

1.   Please revise Article 13 of your Amended and Restated Certificate of Incorporation, and the similar provision in your Amended and Restated By-Laws, to be consistent with your disclosure in this section. In particular, we note your disclosure on page 117 that your amended charter will provide that the exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. Alternately, please provide reasonable assurance that you will make future investors aware of the provision's limited applicability by including such disclosure in your future Exchange Act reports.

You may contact Ibolya Ignat at 202-551-3636 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters.  Please contact Margaret Schwartz at 202-551-7153 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Andrea Nicolas, Esq.